Exhibit 4.51

Summary Table of Property Units and Prices. Name of Office Building: 46 Floor, Excellence Times Square, Intersection of Yitian Road and Fuhua Road, Futian District, Shenzhen, China
Office Building Details
Floor	No. of Unit	Gross Area (M(2))	In RMB	In USD	In RMB	In USD
			Unit Price(sqm)	Unit Price(sqm)	Total Amount	Total Amount
46	01	465.41	62,000.00	10,130.72	28,855,420.00	4,714,937.91
	02	69.68	62,000.00	10,130.72	4,320,160.00	705,908.50
	03	105.22	62,000.00	10,130.72	6,523,640.00	1,065,954.25
	04	103.41	62,000.00	10,130.72	6,411,420.00	1,047,617.65
	05	215.13	62,000.00	10,130.72	13,338,060.00	2,179,421.57
	06	465.41	62,000.00	10,130.72	28,855,420.00	4,714,937.91
	07	69.68	62,000.00	10,130.72	4,320,160.00	705,908.50
	08	105.22	62,000.00	10,130.72	6,523,640.00	1,065,954.25
	09	340.22	62,000.00	10,130.72	21,093,640.00	3,446,673.20
Total		1939.38			120,241,560.00	19,647,313.74

Note: Exchange rate: USD 100:RMB 612